Exhibit 12.3
Central Illinois Public Service Company Computation Of Ratio Of Earnings To Fixed Charges And Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2000	2001	2002	2003	2004

Net Income	$79,362	$45,309	$26,355	$28,474	$32,463
Add- Extraordinary items net of tax	-	-	-	-	-
Net income from continuing operations	79,362	45,309	26,355	28,474	32,463

Taxes based on income	43,661	28,245	16,955	6,245	16,135

Net income before income taxes	123,023	73,554	43,310	34,719	48,598

Add- fixed charges:
Interest on long term debt	28,935	33,523	38,625	32,338	30,533
Other interest	8,497	4,750	978	780	839

Amortization of net debt premium, discount,
expenses and losses	2,880	993	1,076	935	903

Total fixed charges	40,312	39,266	40,679	34,053	32,275

Earnings available for fixed charges	$163,335	$112,820	$83,989	$68,772	$80,873

Ratio of earnings to fixed charges	4.05	2.87	2.06	2.01	2.50

Earnings required for preferred dividends:
Preferred stock dividends	3,882	3,627	3,158	2,973	2,512
Adjustment to pre-tax basis	2,135	2,260	2,031	651	1,248
	6,017	5,887	5,189	3,624	3,760

Fixed charges plus preferred stock dividend
requirements	$46,329	$45,153	$45,868	$37,677	$36,035

Ratio of earnings to fixed charges plus
preferred stock dividend requirements	3.52	2.49	1.83	1.82	2.24